EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at January 25, 2012

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the twelve-month period from November 1, 2010 to October 31, 2011, unless otherwise noted. It should be read in conjunction with the audited financial statements and related notes as at and for the fiscal year ended October 31, 2011. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in the Corporation’s Annual Information Form under the heading “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s 2009 exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate (April 2011). The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading edge geophysical and geochemical techniques to search for mineral deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE Amex and the TSX Venture Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Quest’s web site (www.questrareminerals.com).

RECENT DEVELOPMENTS

On May 9, 2011, the Québec government launched its “Plan Nord” economic-development program. The Plan Nord promises to be carried out over a period of 25 years. It is intended to lead to more than $80 billion in investments during that time and create or consolidate, on average, 20,000 jobs a year, equivalent to 500,000 man-years. Quest has had multiple meetings with high-level Québec government representatives regarding the Strange Lake project; these representatives have expressed strong support for the realization of the B-Zone REE deposit development.

QUÉBEC, NEWFOUNDLAND AND LABRADOR PROJECTS

Strange Lake Rare Earth Project

The Strange Lake property comprises a total of 1,028 claims, of which 873 are in Québec and 155 are in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 42,700 hectares (Figure 1). Exploration work on the Strange Lake Project was focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

Figure 1 – Property Location Map, George River Area Projects,

Québec and Newfoundland and Labrador

Revised Resource Estimate – B-Zone Deposit (May 2011)

On May 27, 2011, Quest filed a National Instrument 43-101 compliant technical report on SEDAR that disclosed the revised resource estimate for the B-Zone REE deposit. The report, prepared by Wardrop Engineering, A Tetra Tech Company located in Toronto, Ontario, was based on all 2009 and 2010 diamond drill results obtained over the deposit. As previously announced (see Press Release : April 11, 2011) , the technical report contains an Indicated and Inferred category resource estimate for the B-Zone rare earth deposit within the Strange Lake Project, Québec.

The base-case resource was estimated using a Total Rare Earth Oxides (TREO) cut-off grade of 0.579% TREO (Tables 1a, 1b) and represents sufficient Indicated Resource to satisfy an initial 25-year open-pit production model for the B-Zone established for the Corporation’s Preliminary Economic Assessment (PEA) study, see Press Release : September 9, 2010) study. At this cut-off, the B-Zone hosts an Indicated Resource of 140.3 million tonnes grading 0.93% TREO, 1.93% zirconium oxide (ZrO2), 0.16% niobium pentoxide (Nb2O5 ), 0.05% hafnium oxide (HfO2) and 0.08% beryllium oxide (BeO). A further Inferred Resource of 89.6 million tonnes grading 0.88% TREO, 1.83% ZrO2, 0.21% Nb2O5 , 0.05% HfO2 and 0.06% BeO is calculated. It is estimated that Heavy Rare Earth Oxides (HREO) represent between 40% and 51% of the TREO in the deposit.

Table 1a – Indicated Category Resources, B-Zone Deposit, Strange Lake Project, Québec

TREO %	Density	Tonnage	ZrO2%	Nb2O5%	HfO2%	BeO %	TREO %	HREO %	LREO %	HREO/TREO
Cut-off	t per m3	t x 1000								Ratio
1.20%	2.72	8,095	2.77	0.37	0.06	0.19	1.655	0.849	0.806	51
1.10%	2.72	12,044	2.59	0.33	0.06	0.17	1.487	0.733	0.754	49
1.00%	2.72	23,052	2.32	0.27	0.05	0.13	1.274	0.586	0.688	46
0.95%	2.72	36,359	2.17	0.24	0.05	0.12	1.164	0.511	0.653	44
0.90%	2.72	60,529	2.06	0.21	0.05	0.10	1.068	0.449	0.619	42
0.85%	2.72	93,139	2.00	0.20	0.05	0.09	1.000	0.408	0.592	41
0.80%	2.72	120,526	1.96	0.19	0.05	0.08	0.961	0.385	0.575	40
0.75%	2.72	135,033	1.94	0.18	0.05	0.08	0.941	0.375	0.566	40
0.70%	2.72	138,967	1.94	0.18	0.05	0.08	0.935	0.372	0.563	40
0.579%	2.72	140,259	1.93	0.18	0.05	0.08	0.933	0.371	0.562	40

Where: HfO2 – hafnium oxide; ZrO2 – zirconium oxide; Nb2O5 – niobium pentoxide; BeO – beryllium oxide

Notes:

1	Total Rare Earth Oxides (TREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 , Sm2O3, Eu2O3, Gd2O3 , Tb2O3, Tb2O3, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .
2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3 , Gd2O3, Tb2O3, Tb2O3 , Dy2O3, Ho2O3, Er2O3 , Tm2O3, Yb2O3, Lu2O3 and Y2O3
3.	Light Rare Earth Oxides (LREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
4.	Effective date of the resource estimate is April 8, 2011.
5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.
6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.
7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.
8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:

•

any block estimated on the first pass, using a minimum of 3 drill holes, at an average distance of less than or equal to 80m and where the closest point is less than 60 m is classified as Indicated Resources.

•	any block estimated using a minimum of 2 drill holes at an average distance greater than 80 m is classified as Inferred Resources.

9.	Resource Estimate is based on:

•	A database of 97 drill holes, totaling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2m composite lengths.

•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.

•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes.

•

Block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.

•	Resource Estimate assumes 100% recovery.

Table 1b – Inferred Category Resource, B-Zone Deposit, Strange Lake Project, Québec

TREO %	Density	Tonnage	ZrO2%	Nb2O5%	HfO2%	BeO %	TREO %	HREO %	LREO %	HREO/TREO
Cut-off	t per m3	t x 1000								Ratio
1.20%	2.73	2,572	2.57	0.30	0.06	0.15	1.532	0.764	0.768	50
1.10%	2.72	4,033	2.36	0.27	0.06	0.13	1.391	0.663	0.728	48
1.00%	2.72	8,299	2.13	0.23	0.05	0.10	1.210	0.535	0.676	44
0.95%	2.72	14,421	2.02	0.21	0.05	0.09	1.109	0.465	0.644	42
0.90%	2.72	26,825	1.94	0.19	0.05	0.08	1.023	0.410	0.613	40
0.85%	2.72	47,205	1.89	0.18	0.05	0.07	0.958	0.372	0.586	39
0.80%	2.72	70,286	1.86	0.17	0.05	0.06	0.915	0.349	0.566	38
0.75%	2.72	84,291	1.84	0.16	0.05	0.06	0.892	0.338	0.554	38
0.70%	2.72	88,383	1.84	0.16	0.05	0.06	0.885	0.335	0.550	38
0.579%	2.72	89,629	1.83	0.16	0.05	0.06	0.882	0.334	0.548	38

Current Exploration

During the 2011 exploration season, Quest conducted exploration program work which included a 25-hole winter diamond drilling program followed by a summer program of surface prospecting, geological mapping, hand stripping and washing of trench areas, drilling of a 30-hole, 17.5 tonne composite bulk sample and a 138-hole definition diamond drilling program (Figure 2).

Drilling Activities

Winter diamond drilling comprised 21 holes over the northern extension of the B-Zone REE deposit, under Lac Brisson. In the summer program, definition drilling was completed in support of Quest’s Pre-Feasibility Study (PFS) and Bankable Feasibility Study (BFS) of the B-Zone as well as collection of a representative sample for metallurgical testing, geotechnical drilling and installation of groundwater monitoring wells. Additional condemnation drilling to support mining-development infrastructure was completed southeast of the B-Zone. Table 2 summarizes drilling statistics for 2011.

Table 2 – 2011 B-Zone Drilling Summary, Strange Lake Project, Québec

	Number of Holes	Meterage
B Zone Summer definition drilling	138	17,110.4
B Zone winter drilling	21	2,853.6
Metallurgical drilling	30	3,667.1
Geotechnical drilling	23	903.0
Fluorite breccia zone exploratory drilling	3	360.00
Water monitoring	8	No rock drilled

Totals	223	24,894.1

B-Zone Definition Drill Program

Assays were received for 138 diamond drill holes representing 17,110.4 m from Quest’s summer drilling program. The in-fill drilling program tested the extent of B-Zone mineralization to the limits of the Whittle Pit shell established by Quest’s 2011 Revised Resource Estimate (see Press Release : April 11, 2011), on a 50 m by 50 m drilling pattern (see Figure 3). The new drilling was focused on tight definition of the upper 150 m of the deposit, although mineralization is observed to continue down to a depth of 325 m. In addition to enlarging the peripheral limits to the deposit within the pit shell, drilling indicates that good higher-grade pegmatite-style mineralization continues to the southwest, past the established limit of the pit shell (see Figure 4). Further, 53 holes for 4,772.0 m (30 geotechnical, 23 metallurgical) were completed for metallurgical testing purposes across the full extent of mineralization defined within the pit shell as well as for geotechnical testing and carrying out condemnation drilling in selected areas. This data will be used in the pre-feasibility study currently underway on the B-Zone.

Table 3 represents ten of the best composited drilling intersections from 2011 (see Press Release : January 12, 2012).

Figure 2 – Diamond Drillhole Location Map, Strange Lake Property Area, Québec, Newfoundland and Labrador

Table 3 represents ten of the best composited drilling intersections from 2011 (see Press Release : January 12, 2012).

Table 3 – Best Definition Drill Assay Results, B-Zone REE Deposit, Strange Lake, Québec

Borehole	From (m)	To (m)	Length (m)	TREO%	LREO%	HREO%	%(HREO/TREO)
BZ11099	10.80	154.00	143.20	1.1640	0.6801	0.4839	41.57
including	15.50	80.15	64.65	1.5021	0.8540	0.6480	43.14
and including	62.05	80.15	18.10	2.5166	1.4123	1.1044	43.88
and including	66.80	80.15	13.35	3.0781	1.7652	1.3130	42.66
and including	15.50	25.77	10.27	1.6853	0.8516	0.8337	49.47
and including	121.05	130.75	9.70	0.9787	0.5306	0.4483	45.80

BZ11109	15.83	137.00	121.17	1.1999	0.6891	0.5109	42.58
including	70.12	97.00	26.88	2.0917	0.9933	1.0985	52.52
and including	79.00	92.70	13.70	3.2009	1.5191	1.6818	52.54
and including	31.00	40.00	9.00	1.2486	0.7133	0.5352	42.86
and including	79.00	86.00	7.00	2.8862	1.3327	1.5536	53.83
and including	88.00	92.70	4.70	4.6932	2.3022	2.3908	50.94

BZ11122	9.00	115.19	106.19	1.1078	0.6264	0.4814	43.46
including	27.18	44.00	16.82	1.7909	0.7524	1.0387	58.00
and including	84.41	96.10	11.69	1.3249	0.7121	0.6130	46.27
and including	27.18	34.90	7.72	2.7055	1.0407	1.6649	61.54

BZ11125	2.82	126.00	123.18	1.1257	0.5773	0.5484	48.72
including	79.94	97.50	17.56	1.0490	0.6454	0.4036	38.47
and including	19.80	37.25	17.45	2.5327	0.8238	1.7088	67.47
and including	27.60	35.25	7.65	3.6087	0.9373	2.6714	74.03

BZ11135	1.25	97.00	95.75	1.1843	0.6218	0.5626	47.50
including	4.75	50.36	45.61	1.4832	0.6760	0.8073	54.43
and including	40.50	50.36	9.86	3.2870	1.0947	2.1922	66.69

BZ11141	3.77	126.00	122.23	1.1390	0.6134	0.5256	46.14
including	3.77	47.36	43.59	1.5088	0.6900	0.8188	54.27
and including	9.33	27.00	17.67	1.8384	0.8029	1.0356	56.33
and including	20.31	27.00	6.69	2.2973	0.9061	1.3910	60.55
and including	9.33	13.88	4.55	2.0972	1.0361	1.0614	50.61
and including	44.00	47.36	3.36	3.2102	1.1954	2.0148	62.76

BZ11176	6.49	150.00	143.51	1.0957	0.6054	0.4903	44.75
including	11.00	60.35	49.35	1.3325	0.6583	0.6741	50.59
and including	22.16	60.35	38.19	1.4486	0.6917	0.7570	52.25
and including	22.16	28.18	6.02	2.2340	1.1098	1.1243	50.32
and including	50.16	53.00	2.84	2.5618	1.0202	1.5416	60.18

BZ11189	9.90	126.00	116.10	1.2293	0.7328	0.4965	40.39
including	76.66	88.34	11.68	3.0352	1.5811	1.4541	47.91
and including	79.90	83.85	3.95	3.7464	2.0605	1.6859	45.00
and including	32.54	36.48	3.94	4.9015	2.3843	2.5172	51.36
and including	86.00	88.34	2.34	6.1050	3.1429	2.9621	48.52

BZ11218	5.65	150.00	144.35	1.1437	0.6226	0.5211	45.56
including	118.15	126.15	8.00	2.6715	1.2857	1.3858	51.87
and including	34.48	40.48	6.00	2.0526	0.7954	1.2572	61.25

BZ11228	3.30	126.00	122.70	1.1060	0.6576	0.4484	40.54
including	4.60	58.41	53.81	1.3265	0.7528	0.5737	43.25
and including	38.38	44.60	6.22	1.9376	0.9378	0.9998	51.60
and including	24.50	30.65	6.15	2.0825	1.2053	0.8772	42.12

Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3 =lanthanum oxide (*), Ce2O 3=cerium oxide (*), Pr2O3 =praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3 =gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3 =erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3 =cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3 =europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O 3=dysprosium oxide, Ho2O3 =holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide, Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).

Drilling in the summer program included the collection of a composite bulk sample comprising 30 holes that were mostly twins of previously drilled holes. The twinning allows a degree of control of grades that is not possible with surface-sourced bulk samples and as well, is better able to represent the full spectrum of grades and mineralogy across the deposit.

Surface Exploration Activities

Quest conducted additional prospecting and mapping on the Strange Lake property between June and October 2011. A total of 379 samples were collected via prospecting and channel sampling; 40 samples were from channels and 339 were from prospecting. The focus of 2011 surface exploration was to ground-truth unexplained regional lake sediment geochemical anomalies and coincident magnetic anomalies and to cover the entire Strange Lake property with surface prospecting, to ensure full technical evaluation of the property.

Figure 3 – Definition Drilling Location Map, B-Zone REE Deposit, Strange Lake, Québec

Anomalous REE zones, base metal zones (disseminated sulfides) and coarse magnetite were identified in both outcrop and boulders throughout the season. Channel sampling tested unusual but so far REE-barren fluorite-hematite breccia. REE mineralized boulders in particular as well as several base metal anomalous samples will be followed up in 2012. Table 4 highlights outcrop and boulder derived REE values from 2011 surface exploration.

Table 4 – Surface Grab Sampling Results, Strange Lake Project, Québec

Sample	Sample Type	Lithology	CPS*	TREO%	LREO%	HREO%	HREO/TREO %
298155	Boulder	Gneiss	1710	4.79	4.73	0.06	1.27
298176	Boulder	Granite	3500	0.99	0.97	0.02	2.29
297999	Boulder	Granite	10000	0.82	0.77	0.05	5.80
298294	Outcrop	Granite	2000	0.69	0.62	0.08	10.92
298065	Boulder	Gneiss	600	0.68	0.67	0.01	1.22

Where: CPS equals Counts Per Second

Figure 4 – Cumulative Thickness Isopach Map of Pegmatite-style Mineralization, B-Zone REE Deposit, Strange Lake, Québec

Pre-Feasibility Study Work

Work is progressing towards completion of the pre-feasibility study of the economic potential of the Strange Lake B-Zone REE deposit. As well, certain portions of work that are typically undertaken in relation to feasibility studies have also been completed in recognition of the location and seasonal nature of the project site.

The pre-feasibility work on the project commenced in July 2011 and was executed by an experienced team of engineers and technicians. The composition of the pre-feasibility study technical team is as shown below:

Discipline	Responsibility
Mineral Resource Estimates	Wardrop, A Tetra Tech Company
Open Pit Geotechnical Studies	AMEC Earth & Environmental
Mining Design/Schedule	Micon International Limited
Metallurgical Testing	Hazen Research, Inc./Ortech
Metallurgical Review	Micon International Limited
Process Plant Design	Melis Engineering
Mine/Process Plant Facilities	AECOM
Tailings/Water Management	AECOM
Environmental	AECOM
Off-Site Infrastructure	AECOM
Financial Analysis	Micon International Limited

Upon review of the project scope that was put forward in Quest’s Preliminary Economic Assessment presented in September 2010, changes were made to the project scope. The initial project scope has been modified such that all extraction, processing and tailings storage facilities will be located in the vicinity of the deposit and will be entirely within the province of Québec. To that end, candidate sites have been identified within the confines of Quest's land holdings at the B-Zone for all major items (Figure 5). Shipping of product from site, and the transport of reagents and consumable supplies to the site, will be carried out via a port site located on the Labrador coast. This revised project scope offers the advantage of using a single power supply for the entire project, removes the risks associated with a pipeline transportation system in similar climate and terrain conditions, improving the management of the operation and simplifying the permitting processes.

Work has been completed to gather high-resolution topographic information for both the immediate project site located in Québec as well as along the contemplated road corridor to the Labrador coast.

A trade-off study has been completed which examined two possible means of access to the site. The first alternative comprised the construction of an all-season road from the site to a point on the Labrador coast while the second alternative comprised the construction of an all-season road from the site to Schefferville, Québec. This study identified the road to the Labrador coast as the most favourable alternative. A preliminary alignment has been completed for this proposed road to the Labrador coast and work continues to complete the design, schedule, and capital cost estimate.

Figure 5 – Conceptual Mine/Mill Complex Layout, B-Zone REE Deposit, Québec

An update of the mineral resource estimate was completed that incorporated all information gathered during the 2010 drilling campaign. The results of this updated estimate have been disclosed by means of a Technical Report that was filed on SEDAR on May 25, 2011. A summary of the mineral resource estimate is presented elsewhere in this document.

Preliminary geotechnical information has been collected in support of preparation of an open pit mine design. A preliminary open pit mine design was subsequently completed that is based on the updated grade-block model that was prepared for the 2011 mineral resource estimate update. A preliminary schedule and mine fleet selection has been completed, along with capital and operating cost estimates. The mine fleet is envisioned to utilize conventional truck-and-shovel equipment. Information gained as a result of this work has been used as guides in the metallurgical testing program. The mine schedule was developed to provide the best grade material for an initial mine life of approximately 25 years, as the size of the estimated resource is sufficient for many years of operation at the envisioned production throughput rate of 1.5 million tonnes per year. This initial schedule was further broken out into two phases which aim to provide the highest rare earth element grades during the first 10 years of mine life and thus contribute to the maximization of the economic returns of the project.

A 17-tonne bulk sample has been collected for use in a pilot plant testing program that is planned to be carried out later in 2012. This sample covers the bulk of that portion of the deposit that is targeted to comprise the initial 25-year phase of mining.

A program of metallurgical testing was commenced in early 2011 and built upon the successful results obtained from the initial test work completed in 2010. The test work suggested that the rare earth elements, along with niobium and zirconium can be leached from the host minerals by means of simple acid leaching methods using sulphuric acid. Two methods of acid leaching have been identified as being able to leach the rare earth elements from the rock, both of which have been used to evaluate the recoveries of the valuable elements from other rare earth element and/or uranium deposits.

The first method employs an acid-bake leach process in which the acid is added to ground ore which is then heated to approximately 220°C for one hour. The ore is then subjected to an acid leach bath at atmospheric conditions for one hour before the resulting pregnant leach solution is separated from the leach residue and is sent to a solvent extraction circuit for stripping. The metallurgical testing that has been carried out at the bench scale to date has indicated that recoveries in the range of 60-90% of the rare earth elements may be achieved to a leach solution. The second method employs an acid leach process in which the sulphuric acid is added to the ground ore in a series of leach tanks at a temperature of 80°C. After a period of time the resulting pregnant leach solution is separated from the leach residue and is sent to a solvent extraction circuit for stripping. The metallurgical tests that have been carried out at the bench scale to date have indicated that recoveries in the range of 70-90% for the rare earth elements, can be achieved to a leach solution. The metallurgical testing program continues to focus on identifying the optimal leaching method and operating conditions.

Additional work has been carried out in 2011 to gather data to select and design an appropriate crushing and grinding circuit, as well as examining possible methods of physical beneficiation in advance of the leaching circuit. The results of the comminution tests have shown that the B-Zone mineralization exhibits average work indices and higher than average abrasion indices that are consistent with the granitic composition of the host rock. The recent tests have shown that magnetic separation is successful in reducing the mass of the feed to the leaching circuit. Historical test work that was completed on the Main Zone deposit located some three kilometres to the east has also been successful in reducing the mass of the feed to the leach circuit. Work continues to identify which of the physical beneficiation results will produce the maximum economic return for the project.

Work has also begun on identification of optimal methods of extracting the valuable elements from the leach solution to produce a series of final products. The objective of this program will be to produce a series of initial precipitation products for the niobium, zirconium and rare earth elements. Testing will then continue to take the initial rare earth element precipitation product as feedstock for a solvent extraction circuit which will produce a series of separate products.

On the basis of the work completed to date, initial layouts have been completed for the plant and camp site areas as well as for the proposed marine terminal at the Labrador coast. Initial flowsheets have been prepared for both of the hydrometallurgical processing options. Work has begun to gather price quotations for reagents and major consumable supplies. A market study has been initiated which will be used to select an appropriate price deck for use in the preparation of the financial models for the project. All necessary environmental baseline studies that are required for this level of study have been completed and initial contacts have been made with the various regulatory bodies.

Feasibility Study Work

A large drilling program has been completed in support of an update of the mineral resource estimate that was presented in a Technical Report dated May 25, 2011. The purpose of this drilling program was to provide detailed information for that portion of the B-Zone mineralization that is expected to be extracted by means of an initial starter pit. To that end a total of 138 drill holes totaling 17,110 metres were completed which will be used to update the mineral resource estimate. In addition, a total of 30 drill holes totaling 3,667 metres were completed for the purpose of providing a representative sample for use in a pilot plant test program that is anticipated to be carried out in the second half of 2012. Initial drilling work has been carried out to provide geotechnical information of the ground water and permafrost conditions and slope stabilities of the overburden materials in and about the contemplated open pit mine. A total of 9 drill holes totaling 138 meters were completed. Several programs of condemnation drilling were completed in the proposed tailings storage area (10 holes, total 697 metres), and proposed airstrip location (1 hole, 68 metres). An initial program of ground water and soil testing holes has been completed (8 drill holes).

A number of studies have been completed to gather base line environmental data for the proposed project footprint located in Québec. This work has studied the caribou and shorebird populations, the flora and fauna of the project area, the aquatic species and water qualities, the character of the major mammal populations, the air quality and a preliminary analysis of the soil and ground water conditions of selected areas of the project site. An archaeology survey was also completed.

2012 Pre-Feasibility Study and Bankable Feasibility Study Work Program

In order to accelerate the delivery of both pre-feasibility and bankable feasibility study reports, a parallel-path of required work programs has been established for the project in 2012.

The pre-feasibility study work program will include completion of the metallurgical solution for the B-Zone, finishing of the preliminary engineering for the project, execution of the financial analysis for the project and delivery of the final National Instrument 43-101 compliant Pre-Feasibility Study technical report. A budget of $2.5 million has been allocated for completion of this work.

The parallel-path bankable feasibility study work program includes completion of an updated mineral resource estimate, pilot plant test work, mining studies, environmental baseline studies, detailed engineering (infrastructure, tailings storage), transportation studies, separation plant studies, completion of a detailed rare earth market study and stakeholder consultation activities. This program has been budgeted at $21.0 million.

Claim Status

Quest has further consolidated the Strange Lake project area, primarily around the margins of the project. Quest acquired additional claims on the Labrador coast, south of the Voisey Bay mine site. These claims are being studied as a potential port facility. Table 5 indicates the current status of the Strange Lake project by location.

Table 5 – Claim Status, Strange Lake Project, Québec and Labrador

Location	Number of Claims	Area of Claims (Ha)
Strange Lake (Québec)	873	38,825.50
Strange Lake (Labrador)	155	3,875.00
Strange Lake (Voisey Bay)	18	450.00

Alterra – Strange Lake Option Property Agreement, Newfoundland and Labrador

The property is composed of 30 claims covering 750 hectares contiguous to the east of Quest’s 100%-owned Strange Lake (Québec) project. Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake, Québec claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence (Figure 6).

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkalic Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Current Work

Assays were received from a four-hole winter diamond drill program representing 310.3 m (see Table 6, Figure 6). The drilling program tested an area of surface mineralization, known as the A-Zone, located approximately three km south-southeast of Quest’s B-Zone REE deposit. The drill results have confirmed the presence of strong, near-surface pegmatite- and aplite-style REE mineralization and justify further drill investigation of the area. Drilling indicates the occurrence to be a set of relatively flat dipping horizontal aplite-pegmatite sheets. The mineralization has been defined over cumulative vertical thicknesses of almost 46.0 m.

Table 6 – Best Winter Diamond Drilling Results, Alterra Option Property, Newfoundland and Labrador

Borehole	From (m)	To (m)	Length (m)	TREO%	LREO%	HREO%	HREO/TREO %
ALT11001	2.00	84.00	82.00	0.49	0.30	0.19	38.75
ALT11001	2.00	34.00	32.00	0.31	0.20	0.12	37.04
ALT11001	29.35	39.50	10.15	0.72	0.41	0.31	42.72
ALT11001	34.00	84.00	50.00	0.60	0.37	0.24	39.32
ALT11001	34.12	38.67	4.55	1.03	0.58	0.45	43.99

ALT11002	4.92	77.23	72.31	0.84	0.34	0.49	58.97
including	11.48	57.45	45.97	1.13	0.42	0.71	62.65
and including	19.03	43.00	23.97	1.78	0.60	1.18	66.46
and including	22.00	36.74	14.74	2.37	0.70	1.67	70.38
and including	22.00	24.00	2.00	2.59	0.92	1.67	64.41
and including	28.26	32.77	4.51	4.37	0.96	3.41	77.99
and including	38.58	42.00	3.42	1.10	0.64	0.46	41.95
and including	56.30	57.45	1.15	2.01	0.73	1.28	63.68

ALT11003	1.03	81.58	80.55	0.58	0.36	0.23	38.71
including	1.03	26.28	25.25	0.69	0.45	0.24	34.16
and including	33.53	40.25	6.72	1.11	0.58	0.53	47.74
and including	33.53	61.55	28.02	0.72	0.40	0.32	44.44
and including	48.52	53.62	5.10	1.15	0.71	0.44	38.50
and including	58.61	58.96	0.35	1.61	0.60	1.02	63.04
and including	61.30	61.55	0.25	2.07	0.70	1.37	66.14

ALT11004	3.60	67.50	63.90	0.57	0.35	0.22	38.05

Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3 =lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3 =samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3 =dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide (*), Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O 3=praseodymium oxide, Nd2O3 =neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3 =europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O 3=dysprosium oxide, Ho2O3 =holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide, Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide. The principal REO on the Alterra property are depicted by an asterisk (*).

The better grades observed in drilling are similar to the pegmatite-style of mineralization observed on Quest’s Strange Lake B-Zone rare earth deposit. Mineralization is composed of a high proportion of pegmatite sheets that are intercalated with weakly to moderately altered Strange Lake peralkaline granite. Hematite alteration, which characterizes the better grades of mineralization and is extensively developed at the B-Zone, appears to be restricted to the mineralized pegmatites and within a narrow envelop in the adjacent host granite.

Future Exploration Activities

Quest has committed to a second year of work on the Alterra-Strange Lake project and will continue drilling on this zone during the winter of 2012 as well as test alternative rare earth targets identified on the property. Summer drilling on the property will be considered if the winter results offer encouragement.

Figure 6 – Alterra/Search Minerals Option Property Location Map, Newfoundland and Labrador

Misery Lake Rare Earth Project, Québec and Labrador

The Misery Lake Property consists of a single claim block comprising 1,685 claims, with 1,640 claims in Québec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,254 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest’s crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O 3,

1.2% P2O5, 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. The exploration led to the identification of three large, rare earth bearing, ring features that are characterized as a series of five to six km diameter, compositionally-zoned granitic alkali complexes. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

Exploration work on the property consisted of a detailed prospecting and geological mapping program followed by a six-hole, 1,894 m diamond drilling program. In late summer 2011, Quest undertook a detailed prospecting and mapping program over the three ring features and other radiometric anomalies on the property. From July to October 2011, the prospecting and mapping crews sampled a total of 242 grab and channel samples. Values of up to 5.70 % total rare earth oxides (TREO), 43.32 % iron oxide (Fe2O3 ), 2.98 % titanium oxide (TiO2), 1.05 % phosphate (P2O5), 0.37 % niobium oxide (Nb2O5) and 3.39 % zirconium oxide (ZrO2) were returned from grab sampling of bedrock and locally-derived boulders (see Table 7 and Figure 7). One of the most important features observed during the detailed mapping program was a series of outcrops showing sub-horizontal magmatic layering dipping into the centre of the intrusive complex. This observation proves that this intrusion is sub-horizontal (bowl shape) and not sub-vertical (inverse cone shape) as previously interpreted. During October and November 2011, a six-hole (ML11009 to ML11014, Figure 8) drilling program was completed over the best magnetic and radiometric anomalies, going from anomalies located at the center of the intrusion towards its outer limits to the northeast and northwest. A total of 1,894 m were drilled and 1,126 core samples were sent to Actlabs in Ancaster, Ontario. Units intersected in the drilling mainly consist of fine to medium and coarse grained syenite, inclusion bearing syenite and syenitic pegmatite. Syenite is composed of quartz, feldspars, aegirine, arfvedsonite, olivine and magnetite, with zircon, pyrite and interstitial fluorite. Most of the contacts are generally gradational. Pegmatites consist of dykes or pods and are composed of pegmatitic quartz, feldspars with rare biotite and amphibole. The best assay result came from borehole ML11010 with a value of up to 6.77 % TREO over an interval of 0.71 m at a depth of 39.7 m below surface. More assay results from drill-core are reflected in Table 8.

Future Exploration Activities

Given the success of the 2011 exploration programs at Misery Lake, Quest intends to significantly expand the scope of exploration on the property in 2012. Quest intends to set-up a temporary camp on the property. A program of ground and airborne geophysics, prospecting, detailed geological mapping and geochemical sampling all followed by a 12,000-metre diamond drilling program is currently in planning to continue testing the Misery intrusion and others recently identified to the south. Further drilling is also planned around borehole ML11010 which returned important REE mineralization with several values above background level.

Table 7 – Best Analytical Results from Grab Samples, Misery Lake Project, Québec

205606	Outcrop	5.74	3.11	54.08
205595	Boulder	2.22	0.06	2.79
205754	Outcrop	2.51	0.05	2.11
205668	Outcrop	2.34	0.17	7.30

Table 8 – Best Analytical Results from Diamond Drilling, Misery Lake Project, Québec

Hole Number	Sample	From (m)	To (m)	Thickness (m)	TREO (%)	HREO (5)	HREO/TREO %
ML11009	127101	15.42	17.50	2.08	1.61	0.22	13.40

ML11010	127264	39.69	40.40	0.71	6.77	1.13	16.72
ML11010	127281	62.35	62.80	0.45	1.71	0.30	17.66
ML11010	127290	77.25	77.50	0.25	1.25	0.21	17.20
ML11010	127351	167.57	169.00	1.43	1.73	0.96	55.43
ML11010	127359	180.60	181.00	0.40	2.62	0.43	16.31

ML11011	127549	79.20	79.43	0.23	1.98	0.32	16.37

ML11013	127954	256.00	258.00	2.00	1.40	0.2	14.05

Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O 3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O 3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3 =gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3 =dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3 =erbium oxide, Tm2O3=thulium oxide (*), Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O 3=praseodymium oxide, Nd2O3 =neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3 =yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3 =dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide, Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide. The principal REO on the Alterra property are depicted by an asterisk (*).

Figure 7: Surface Grab Sample Location Map, Misery Lake Project, Québec

Figure 8 – Diamond Drillhole Location Map, Misery Lake Project, Québec

Ramusio Rare Earth Project, Québec and Labrador

The Ramusio Property consists of a single claim block comprising 53 claims, with 36 claims in Québec and 17 claims in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 1,817 hectares. Quest acquired these claims as a result of newly-released Newfoundland and Labrador Government regional airborne magnetic data. The magnetic data indicated a number of circular magnetic features similar to the ring features observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.

Current Work

No exploration work was conducted on this property in 2011. During the year a total of 41 claims were dropped in Newfoundland and Labrador.

Future Exploration Activities

Exploration work will be required in 2012 to evaluate the combined magnetic and radiometric anomalies. A combined detailed prospecting and mapping program has been proposed for 2012.

Nanuk Uranium Project, Québec

The Nanuk Property consists of a single claim block comprising 262 claims and totaling 12,691 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. The property covers four significant areas of bedrock uranium mineralization, covering an area of four km2. The uranium mineralization is associated with a sequence of tightly folded, medium to coarse grained, biotite-bearing leuco-granite horizons. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole (NA09-01), drilled in 2009, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35 m.

Current Work

During 2011, no exploration work was conducted on the property. During 2011, a total of 74 claims were allowed to lapse in the southern portion of the property where previous work did not return any significant results. The current Nanuk claim block still covers all significant uranium mineralization.

Future Exploration Activities

Additional exploration work will be required in 2012 to obtain sufficient credits to maintain the claims in good standing.

Plaster Rock Uranium and Copper Project, New Brunswick

Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81 claim property comprises 1,296 hectares and straddles an eight-km long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated, in addition to several historical soil geochemical anomalies reported by previous workers. This combined prospecting, mapping, and trenching program was successful in identifying two new copper and uranium anomalous zones.

Current Work and Future Exploration Activities

During 2011, no exploration work was conducted on the property. All remaining 81 claims will be allowed to lapse when they come due in 2012.

Other Projects: Québec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on minor projects and potential projects that have not evolved into “Name-designated” projects as of October 31, 2011. Based on an ongoing review and analysis of these projects and their accumulated expenditures, the Corporation decided to write-off all of the incurred mining acquisition costs and deferred exploration expenditures related to the potential projects that have not evolved into “Name-designated” projects as of October 31, 2011.

Qualified Person

Peter J. Cashin, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and was responsible for the contents of this report and has approved the disclosure of the technical information contained herein.

Results of Operations

The following table summarizes selected financial data of the Corporation for the last three fiscal years ended October 31, 2011, October 31, 2010 and October 31, 2009.

	Year ended October 31, 2011 $	Year ended October 31, 2010 $	Year ended October 31, 2009 $
Revenues	694,896	11,968	3,080
Net loss	(9,382,924)	(4,672,443)	(1,618,734)
Basic and fully diluted net loss per share	(0.16)	(0.11)	(0.05)
Total assets	84,597,665	65,584,776	11,539,995
Total long-term financial liabilities	—	—	—
Cash dividends	—	—	—

Fiscal year ended October 31, 2011 compared with the fiscal year ended October 31, 2010

Revenue, totaled $694,896 for the year ended October 31, 2011 compared to $11,968 for the year ended October 31, 2010 and consisted of interest income of $679,746 (2010 – $11,968) and Operator’s fees of $15,150 (2010 – $Nil). The increase in interest income of $667,778 was as a result of interest earned on funds on deposit derived from equity financings in October 2010 and the exercise of stock options and warrants in 2011. Operator’s fees resulted from an exploration and option agreement with Search Minerals Inc. on the Alterra-Strange Lake Project.

The Corporation’s cash is deposited with major Canadian chartered banks and is held in highly-liquid investments. Interest earned on Canadian cash deposits fluctuated daily during 2011 at various rates from 0.35% to 1.20% and 0.10% on U.S. cash deposits per annum. As at October 31, 2011, the weighted average effective interest rate on the Corporation’s investments is 0.91%. [2010 – Nil%].

Expenses for the year ended October 31, 2011, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $11,747,027 as compared to $4,684,411 for the year ended October 31, 2010.

For the year ended October 31, 2011, the Corporation reported a net loss of $9,382,924, as compared to a net loss of $4,672,443 for the year ended October 31, 2010, after a future income tax recovery of $1,689,207 (2010 – $Nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, Investor relations and Administration expenses totaled $11,233,163 (2010 – $4,134,320). The increase of $7,098,843 related to the following variations:

•

Professional fees increased by $572,391 to $879,764 (2010 – $307,373) and consisted of higher legal fees of $240,742 related mainly to the Corporation’s filing of a Form 40-F with the United States Securities and Exchange Commission (“SEC”), an application for the listing of its common shares on NYSE Amex and a significant increase in the Corporation’s activities. The increase in accounting fees and expenses of $278,844 related to the adoption of IFRS for fiscal 2012, management’s preparation to comply with Section 404 of the Sarbanes Oxley Act and compliance with other regulatory requirements. Consulting and professional fees increased by $52,805 due to higher consulting fees paid in 2011 as compared to 2010.

•

Investor relations expenses totaled $1,522,988 compared to $612,536 for the year ended October 31, 2010. The net increase of $910,452 related to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the listing and commencement of trading on NYSE Amex on

May 23, 2011. The major variations included: an increase in Stock transfer and listing fees of $124,289 to $161,968 (2010 – $37,679); an increase of $61,667 to $148,703 (2010 – $87,036) in costs related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees and quarterly reports to shareholders: $90,212 (2010 – $Nil) related to the costs associated with the requirement, as an SEC registrant, to convert the applicable documents into the required format and file them on EDGAR (www.sec.gov); and an increase of $634,284 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $1,122,105 (2010 – $487,821).

•

Administration expenses increased by $5,616,000 to $8,830,411 in 2011 from $3,214,411 in 2010. The main components of this variation consisted of an increase of $123,819 in administrative salaries to $208,627 (2010 – $84,808) due mainly to the hiring of additional personnel; an increase in Head Office expenses of $27,713 to $47,213 (2010 – $19,500) due to higher costs and increased activities; an increase in Directors’ and Officers’ liability insurance expenses of $38,132 to $53,587 (2010 – $15,455) as a result of increased coverage; the remuneration of Quest Directors in fiscal 2011 of $50,280 (2010 – $Nil); an increase of $31,424 in other office expenses to $66,597 (2010 – $35,173) offset by a decrease in Education and training expenses of $7,375 to $24,738 (2010 – $32,113); and an increase of $5,352,007 in Stock-based compensation costs to $8,379,369 (2010 – $3,027,362). The costs related to Stock-based compensation in fiscal 2011 totaled $10,240,847 (2010 – $3,264,337) and consisted of $1,861,478 (2010 – $236,975) which was included in Mining properties and deferred costs and $8,379,369 (2010 – $3,207,362) which was included in Administration expenses. The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares as well as the expected volatility using the Black-Scholes option pricing valuation model.

During the year ended October 31, 2011, the Corporation recorded a write-down of mining properties and deferred costs of $451,494 (2010 – $419,079). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. In fiscal 2011, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 5 of the Notes to Financial Statements totaled $20,631,694 in 2011 (2010 – $9,060,574) and consisted of $18,682,391 (2010 – $8,660,498) in exploration expenses; $87,825 (2010 – $163,101) in acquisition costs and $1,861,478 (2010 – $236,975) in stock-based compensation expense. In addition, the Corporation recorded Tax credits receivable of $4,725,922 (2010 – $3,727,410) relating to these expenditures.

During the year ended October 31, 2011, the Corporation renounced $11,500,000 of CEE (2010 – nil) to investors. The renunciation in 2011 resulted in a future income tax liability of $2,489,847 (2010 – nil) and reduced share capital accordingly. This future income tax liability has allowed the Corporation to reduce the valuation allowance and record the tax benefit of the Corporation’s non-capital loss carry forwards in the amount of $1,669,207, thereby offsetting the future income tax liability. The reduction in the valuation allowance has been recorded in the Statements of operations and comprehensive loss. As at October 31, 2011, as detailed in Note 3 of the Notes to Financial Statements the Corporation had a nil amount (2010 – $11.5 million) available to be renounced pursuant to the flow-through share arrangements.

The Corporation has recognized its Investments held for trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2011, the fair value of the Investments held for trading was $13,200 compared to $31,600 as at October 31, 2010. The corresponding Unrealized loss on investments held for trading was $18,400 (2010 – $23,400).

Interest expense totaled $43,970 for 2011 (2010 – $21,933) and consisted of $Nil (2010 – $15,904) on the convertible loan from SIDEX and $43,970 (2010 – $6,029) related to tax under Part XII.6 of the Income Tax Act as a consequence of the look-back rule.

Fiscal year ended October 31, 2010 compared with the fiscal year ended October 31, 2009

Revenue, consisting of interest income, totaled $11,968 for the year ended October 31, 2010 compared to $3,080 for the year ended October 31, 2009 and was as a result of interest earned on funds on deposit derived from equity financings and exercise of stock options and warrants in 2010.

Expenses for the year ended October 31, 2010, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $4,684,411 as compared to $2,315,342 for the year ended October 31, 2009.

For the year ended October 31, 2010, the Corporation reported a net loss of $4,672,443 as compared to a net loss of $1,618,734 for the year ended October 31, 2009. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, Investor relations and Administration expenses totaled $4,134,320 (2009 – $966,883). The increase of $3,167,437 related to the following variations:

•

Professional fees increased by $182,053 to $307,373 (2009 – $125,320) and consisted of higher legal fees of $75,566 and consulting and professional fees of $106,487 due to the significant increase in activities of the Corporation during 2010 compared to 2009.

•

Investor relations expenses totaled $612,536 compared to $204,574 for the year ended October 31, 2009. The net increase of $407,962 related to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses as the Corporation continuously kept its shareholders and potential investors updated about the Corporation’s progress and activities during 2010. The following major variations included: an increase in Stock transfer and listing fees of $12,979 to $37,679 (2009 – $24,700); an increase of $53,967 to $87,036 (2009 – $33,069) in costs related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees and quarterly reports to shareholders; and an increase of $341,016 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $487,821 (2009 – $146,805).

•

Administration expenses increased by $2,577,422 to $3,214,411 in 2010 from $636,989 in 2009. The main components of this variation consisted of an increase of $2,481,081 in Stock-based compensation costs to $3,027,362 (2009 – $546,281). The costs related to Stock-based compensation in fiscal 2010 totaled $3,264,337 (2009 – $601,595) and consisted of $236,975 (2009 – $55,314) which was included in Mining properties and deferred costs and $3,027,362 (2009 – $546,281) which was included in Administration expenses. The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares as well as the expected volatility; an increase of $43,194 in administrative salaries to $84,808 (2009 – $41,614) due mainly to the hiring of additional personnel; an increase in other office expenses of $24,762 to $35,173 (2009 – $10,411); an increase in Education and training expenses of $28,330 to $32,113 (2009 – $3,783), and an increase in

Directors’ and Officers’ liability insurance expenses of $555 to $15,455 (2009 – $14,900); offset by a decrease of $500 to $19,500 (2009 – $20,000) in amounts paid related to the Montreal head office.

During the year ended October 31, 2010, the Corporation recorded a write-down of mining properties and deferred costs of $419,079 (2009 – $1,358,150). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. In fiscal 2010, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 5 of the Notes to Financial Statements totaled $9,060,574 in 2010 (2009 – $3,306,667) and consisted of $8,660,498 (2009 – $3,035,926) in exploration expenses; $236,975 (2009 – $55,314) in stock-based compensation expense; and $163,101 (2009 – $215,427) in acquisition costs. In addition, the Corporation recorded Tax credits receivable of $3,727,410 (2009 – $942,112) relating to these expenditures.

The Corporation has recognized its Investments held for trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2010, the fair value of the Investments held for trading was $31,600 compared to $50,000 as at October 31, 2009. The corresponding Unrealized loss on investments held for trading was $23,400 in 2010 compared to an Unrealized gain of $42,000 in 2009.

Interest expense totaled $21,933 for 2010 (2009 – $32,309) and consisted of $15,904 (2009 – $Nil) on the convertible loan from SIDEX and $6,029 (2009 – $32,309) related to tax under Part XII.6 of the Income Tax Act as a consequence of the look-back rule.

During the year ended October 31, 2010, the Corporation recorded an accretion expense of $85,679 (2009 – $Nil) related to the debt discount on the $1,500,000 convertible loan from SIDEX which was amortized over the term of the loan using the effective interest method. The liability component of the SIDEX convertible loan was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight financial quarters through to the year ended October 31, 2011:

	Year ended October 31, 2011				Year ended October 31, 2010
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $
Revenues	209,002	164,778	167,812	153,304	3,291	2,514	1,137	5,026
Net income ( loss)	93,767	(858,092)	(1,067,883)	(7,550,716)	(2,166,765)	(363,830)	(1,717,477)	(424,371)
Basic and fully diluted net income (loss) per share	0.00	(0.01)	(0.02)	(0.13)	(0.05)	(0.01)	(0.04)	(0.01)

The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Fourth Quarter

Revenue totaled $209,002 for the three-month period ended October 31, 2011 as compared to $3,291 for the three-month period ended October 31, 2010. The increase of $205,711 was as a result of higher cash and cash equivalents and investments on deposit during the quarter. Expenses, excluding Interest expense, Write-down of mining properties and deferred costs, Unrealized loss on investments held for trading, and Stock-based compensation which was included in Administration expenses, for the three-month period ended October 31, 2011 totaled $652,972 (2010 – $339,457). Professional fees increased by $29,679 to $139,140 (2010 – $109,461); Investor relations expenses increased by $155,709 to $352,585 (2010 – $196,876); and Administration expenses increased by $128,127 to $161,247 (2010 – $33,120) due to a significant increase in activities of the Corporation during the fourth quarter of fiscal 2011 compared to the fourth quarter of fiscal 2010.

Liquidity and Capital Resources

Given the nature of the Corporation’s operations which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates primarily to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Fiscal year ended October 31, 2011 compared with the fiscal year ended October 31, 2010

The Corporation’s main sources of funding are equity markets, and outstanding warrants and options. As at October 31, 2011, the Corporation had cash and cash equivalents of $25,942,689 (2010 – $50,449,202) of which $Nil (2010 – $11,500,000) is restricted in use for exploration expenditures pursuant to flow-through agreements and Investments in Canadian provincial bonds or in AAA-rated corporate bonds, all without any significant risk as to capital totaling $22,312,598 (2010 – $Nil). The Corporation has no long-term borrowings.

During fiscal 2011, the Corporation raised cash proceeds of $374,748 (2010 – $196,240) from the exercise of stock options and $15,589,408 (2010 – $3,391,316) from the exercise of warrants.

Based on its planned expenditures for fiscal 2012, the Corporation has sufficient funds for its operations for the next year.

Fiscal year ended October 31, 2010 compared with the fiscal year ended October 31, 2009

The Corporation’s main sources of funding are equity markets, and outstanding warrants and options. As at October 31, 2010, the Corporation had cash of $50,449,202 (2009 – $5,222,448) of which $11,500,000 (2009 – $Nil) is restricted in use for exploration expenditures pursuant to flow-through agreements. The Corporation has no long-term borrowings.

During fiscal 2010, the Corporation raised cash proceeds of $56,836,331 (2009 – $9,248,813) consisting of: $1.500,000 from the receipt of a secured convertible loan from SIDEX (2009 – $Nil); $40,248,775 (2009 – $7,796,148) from the issuance of units; $11,500,000 (2009 – $1.399,998) from the issuance of flow-through shares; $196,240 (2009 – $52,667) from the exercise of stock options; and $3,391,316 (2009 – $Nil) from the exercise of warrants.

Outstanding Share Data

As at January 25, 2012, there were 61,729,684 common shares, 5,283,334 stock options and 3,315,485 warrants outstanding.

Commitments

The Corporation has a lease for its premises and other operating leases. For the next five years and thereafter, the Corporation’s minimum annual rental payments total $827,475 as detailed in Note 11 of the Notes to Financial Statements.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Income Taxes

A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions of the related CEE are renounced in favor of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.

As at October 31, 2011, the Corporation had $Nil (2010 – $11.5 million) available to be renounced pursuant to its flow-through share arrangements, the tax impact of which will be recorded upon renunciation. The renunciation in 2011 resulted in a future income tax liability of $2,489,847 (2010 – $Nil) and reduced share capital accordingly. This future income tax liability has allowed the Corporation to reduce the valuation allowance and record the tax benefit of the Corporation’s non-capital loss carry forwards in the amount of $1,669,207, thereby offsetting the future income tax liability. The reduction in the valuation allowance has been recorded in the Statement of Operations and Comprehensive Loss.

The Corporation’s tax loss carry-forwards are detailed in Note 9 of the Notes to Financial Statements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

During the year, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the year ended October 31, 2011, the total amount for such services provided was $52,800, of which $30,400 was recorded in mining properties and deferred costs, and $22,400 in administration expenses (2010 – $150,875, of which $99,700 was recorded in mining properties and deferred costs and $51,175 in administration expenses).

During the year, the Corporation retained the services of certain members of the Corporation’s Board of Directors. For the year ended October 31, 2011, the total of the services provided was $114,280 (2010 – $34,735) and consisted of $64,000 (2010 – $34,735) in financial consulting services and $50,280 (2010 – nil) in Directors’ fees. As at October 31, 2011, an amount of $32,083 (2010 – nil) was included in accounts payable and accrued liabilities.

During the year, the Corporation incurred fees in the amount of $326,638 (2010 – $417,774) to a law firm in which an officer and director of the Corporation is a partner, of which an amount of $326,638 was recorded in professional fees (2010 – $134,646) and nil in issue costs (2010 – $283,128). As at October 31, 2011, an amount of $56,094 (2010 – $307,405) owing to this law firm was included in accounts payable and accrued liabilities.

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, investments, and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at October 31, 2011. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly liquid investments. The Corporations investments are primarily held in zero-coupon Canadian provincial government bonds or AAA-rated corporate bonds. The Corporation’s receivables consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.

Interest earned on Canadian and U.S. cash deposits fluctuated daily at various rates from 0.10% to 1.20% annually. The rates at October 31, 2011 for Canadian and U.S. funds were 1.20% and 0.10%, respectively. The weighted average interest earned on cash equivalents and investments at October 31, 2011 was 0.91%.

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends.

As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

Critical Accounting Estimates

The notes to Quest’s October 31, 2011 financial statements outline the Corporation’s significant accounting estimates. The following accounting estimates are considered particularly critical, as they require substantial judgments by management and are, or could be affected by significant factors which are beyond the control of the Corporation:

Recoverability of Mining Properties and Deferred Costs

The Corporation assesses its capitalized mining properties and deferred costs periodically and whenever events or changes indicate that the carrying value may not be recoverable. Recovery of mining properties and deferred costs is dependent upon the discovery of economically recoverable reserves as well as the future costs associated with their production through mining operations or by sale.

Other critical factors which could significantly impact on a resource property’s recoverable value include environmental and technological risks, governmental and legal requirements, First Nations negotiations and involvement, the ability of the Corporation to obtain sufficient financing, competition for construction resources, industrial demand for its minerals and future market conditions.

Stock-based Compensation and Warrants

The Corporation offers its directors, officers, employees and consultants a stock-based compensation plan and has issued warrants in certain financings as detailed in the 2011 financial statements. The Corporation uses the fair value method to record cost of the stock options and warrants using the Black-Scholes option pricing model.

Critical factors which affect the calculation of the stock-based compensation and warrant expense include the expected life and timing of the exercise of current outstanding stock options and warrants and the future volatility of the Corporation’s stock price, both of which are beyond the direct control of the Corporation.

Changes in Accounting Policies

During 2011, the Corporation did not adopt any new accounting policies.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board requires all Canadian public issuers to report under International Financial Reporting Standards ("IFRS") for interim and annual financial statements for years beginning on or after January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for the Corporation's first quarter ending January 31, 2012 ("Q1-2012") with restated comparative information for the previous period and a restatement of the October 31, 2011 financial statements as well as an IFRS-based opening balance sheet as at November 1, 2010.

The Corporation used a changeover plan which includes the following three phases, with the activities performed in each phase set out below:

Phase 1 – Diagnosis phase: The initial diagnostic stage has been completed. The diagnosis identified the main differences between the accounting treatments applied by the Corporation under Canadian

GAAP and IFRS as well as the practical implications related to the measure. The differences were further classified according to their degree of complexity and by the amount of work to implement with respect to the measure.

Phase 2 – Evaluation and design phase: The Corporation completed this phase involving the development of the detailed plan for convergence and implementation, analyses of policy alternatives allowed under IFRS, the specification of changes required to existing accounting policies, and the development of solutions for information systems and business processes, including the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.

Phase 3 – Implementation phase: This phase involved the implementation of all changes approved in the evaluation and design phase and will culminate in the preparation of the Corporation's financial reporting under IFRS. Preparation of the Q1-2012 and comparative data (Q1-2011 and October 31, 2010) under IFRS, with reconciliation of the Canadian GAAP opening balance sheet as of November 1, 2010 and the design and implementation of the new IFRS control environment, are currently in progress, to be completed in conjunction with the Q1-2012 IFRS financial statements.

Impact of Adopting IFRS on the Corporation's Financial Statements

The adoption of IFRS will result in certain changes to the Corporation's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. The Corporation's first financial statement prepared in accordance with IFRS will be the interim financial statements for the first quarter ending January 31, 2012, which will include notes disclosing transitional information and disclosure of the new policies under IFRS. In addition, the adoption of IFRS did not have an impact on the Corporation’s business or on its IT systems.

The following provides a summary of the Corporation's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS and highlights areas of differences.

First-time Adoption of International Financial Reporting Standards (IFRS 1)

IFRS 1 provides guidance on the general approach to take when adopting IFRS for the first time. The fundamental principle of IFRS 1 is the retrospective application of IFRS effective as of the date of adoption. IFRS 1 takes into account that a full retrospective application may not be possible or appropriate in all situations and allows for optional exemptions and mandatory exceptions to retrospective application of certain IFRSs.

Share-based Payments (IFRS 2)

Unlike Canadian GAAP, IFRS 2 requires that the extinguishment of granted stock options be taken into account at initial recognition of the share-based compensation costs at the time of granting rather than recognizing the extinguishments when they occur. Moreover, in case of graded vesting or awards with a service condition, IFRS 2 requires that each vesting range be measured and recorded separately so as to obtain a distinct fair value for each range.

As the Corporation already recognizes its stock options grants on a graded vesting basis, the adoption of IFRS 2 will not have an impact on the Corporation’s financial statements.

Exploration and Evaluation of Mineral Resources (IFRS 6)

Under Canadian GAAP, the Corporation capitalizes the cost of mining properties and related exploration on an individual basis since inception until such time as an economic ore body is defined or the prospect is abandoned. Costs include the cash consideration, net of tax credits, and the fair value of shares issued for the acquisition of the mining properties. Properties acquired under option agreements are recorded in the accounts at such time as the payments are due. An impairment loss is recognized when the Corporation determines that the individual mining properties and deferred costs are not recoverable and exceed the estimated fair value.

IFRS currently allows an entity to retain its existing accounting policies related to exploration for and evaluation of mineral properties, subject to certain restrictions. The Corporation expects to retain its current policy of deferring exploration and evaluation expenditures until such time as the properties are either put into production, sold or abandoned.

Under IFRS, the exploration and evaluation assets must be classified as either tangible or intangible assets according to the nature of the assets acquired. The Corporation will classify its assets as intangible assets.

Also under IFRS, the carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies: exploration rights have expired or will expire in the future; no future substantive exploration expenditures are budgeted; no commercially-viable quantities discovered and exploration and evaluation activities will be discontinued; or exploration and evaluation assets are unlikely to be fully recovered from successful development or sale. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation expects that the adoption of IFRS 6 will not have an impact on the Corporation’s financial statements as the impairment recorded previously under Canadian GAAP continues under IFRS.

Accounting for Income Taxes (IAS 12)

The Corporation has identified the accounting for flow-through shares as a difference between Canadian GAAP and IFRS which will require an adjustment in its November 1, 2010 opening statement of financial position and in the 2010 comparative IFRS financial statements. IFRS does not specifically address the accounting for flow-through shares or the related tax consequences arising from such transactions. Canadian GAAP, however, addressed the accounting for flow-through shares in Section 3465, Income taxes and EIC-146, Flow-through shares.

In determining the impact of accounting for flow-through shares under IFRS, the Corporation has followed guidance issued by the CICA wherein the proceeds of the flow-through share issuance are allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares and a liability is recognized for the premium paid by the investors and the Corporation at the time the flow-through shares are issued due to the fact that the obligation to pass on the tax deductions to the investor has not yet been fulfilled. The Corporation has an accounting policy option to reverse the liability in the Statements of Operations and Comprehensive Loss either as the Corporation incurs eligible expenditures or when the Corporation files the renunciation documents with the tax authorities. A deferred tax liability is recognized in accordance with IAS 12, Income taxes, for the taxable temporary difference between the carrying amount of the capitalized mining properties and its tax basis.

In addition, under IFRS, deferred income tax assets and liabilities are recognized for all deductible or temporary differences except for when the temporary difference arises from the initial recognition of an asset or a liability that affects neither the accounting nor the taxable profit or loss at the time of the transaction. As a result, a portion of the deferred tax liability recognized under Canadian GAAP on acquisition of mining properties is expected to be reversed on the transition to IFRS.

The Corporation plans to record the reversal of the liability as the eligible expenditures are incurred. As at November 1, 2010 and as at and for the year ended October 31, 2011, all tax deductions related to the then outstanding flow-through shares were renounced and all eligible expenditures were incurred by the Corporation. As a result, upon transition to IFRS, management expects share capital to be increased by approximately $441,000 with a corresponding increase in deficit as at November 1, 2010.

Further, management expects share capital to be increased by approximately $2,490,000 for a cumulative adjustment of $2,931,000, future income tax liabilities to be decreased by approximately $490,000 and a corresponding additional increase in deficit of approximately $2,000,000 for a cumulative adjustment of $2,441,000 as at October 31, 2011. The net loss for the year ended October 31, 2011 is expected to be increased by approximately $2,000,000.

Financial Statements: Presentation (IAS 32)

Under IFRS, on initial recognition of a compound instrument, IAS 32 requires the Corporation to identify the various components of the instruments, to determine the fair value of the liability component and to establish, as a residual amount, the equity component. However, an exemption exists for a first-time adopter and there is no need to separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

As the liability component of the Corporation’s senior convertible loan from SIDEX was no longer outstanding at November 1, 2010, the Corporation elected at that date not to apply IAS 32 retrospectively. Consequently, the Corporation has not retrospectively applied the bifurcation rules under IFRS.

Financial Instruments (IAS 39)

Under IFRS, all financial assets must be classified into "loans and receivables", held-to-maturity", "fair value through profit or loss" or "available-for-sale" categories. Like IFRS, all financial assets under Canadian GAAP must be classified into "loans and receivables", "held-to-maturity", "held-for-trading" (fair value through profit or loss) or "available-for-sale". However, there are certain differences from IFRS with respect to the types of assets that may be classified into each of these categories.

Financial instruments may be designated on initial recognition as measured at fair value through profit or loss only if certain criteria are met. Like IFRS, financial instruments under Canadian GAAP may be designated on initial recognition as held for trading (and measured at fair value through profit and loss) only if certain criteria are met. However, these criteria are less restrictive than under IFRS.

The Corporation does not expect any significant impact of these modifications on the Corporation’s November 1, 2010 financial statements.

Risk Factors

Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management of the Corporation, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2011. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, were effective to provide reasonable assurance that information required to be disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Corporation’s disclosure controls and procedures are operating effectively as at October 31, 2011.

Internal Controls over Financial Reporting

The Corporation evaluated the design of its internal controls and procedures over financial reporting, as defined in Multilateral Instrument 52-109, for the year ended October 31, 2011. The evaluation was performed by the Chief Executive Officer and the Chief Financial Officer, with the assistance of other corporate personnel and external consultants to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

The Corporation has very limited administrative staffing and in many instances, the implementation of internal controls relying on the segregation of duties is not possible. The Corporation relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Corporation’s internal control over financial reporting during the Fourth Quarter of 2011.

Presentation of Mineral Reserve and Resource Estimates

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category.

Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Corporation’s website at www.questrareminerals.com.